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                        BRANTLEY MEZZANINE CAPITAL CORP.
                       3201 ENTERPRISE PARKWAY, SUITE 350
                               BEACHWOOD, OH 44122

May 14, 2004


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0306

Attention:  Larry L. Greene

RE:      Brantley Mezzanine Capital Corp.
         Request to Withdraw Registration Statement on
         Form N-2 (Registration No. 333-111356)

Ladies and Gentlemen:

         Brantley Mezzanine Capital Corp., a Maryland corporation (the "Registrant"), hereby requests, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form N-2 (Registration No. 333-111356), which was initially filed with the Commission on December 19, 2003, with amendments filed on February 27, 2004, March 29, 2004, March 30, 2004, April 22, 2004 and April 28, 2004 (the
"Registration Statement").

         The Registrant is requesting the withdrawal of the Registration Statement based on a decision by the Registrant to no longer pursue an initial public offering of its securities due to market conditions.

         The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement.

         The Registrant requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

         The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

         Please direct any questions regarding this filing to the undersigned at 216-464-8400, or James S. Rowe (312-861-2191), counsel to the Registrant.

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                                      Very truly yours,

                                      /s/ Robert P. Pinkas
                                      ---------------------------
                                      Robert P. Pinkas
                                      Chairman of the Board, President and Chief
                                      Executive Officer
                                      Brantley Mezzanine Capital Corp.



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